SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2005

GENESYS S.A.

(Exact name of registrant as specified in its charter)

L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports  under cover Form 20-F or Form 40-F.

Form 20-F    X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Genesys Conferencing Reports

Third Quarter Results for 2005

Reston, Virginia, and Montpellier, France – November 15, 2005 – Genesys Conferencing (Euronext Eurolist: FR0004270270) (NASDAQ: GNSY), a global multimedia conferencing service leader, today reported financial results for the third quarter ended September 30, 2005. All results are reported under new International Financial Reporting Standards (IFRS). For comparison purposes, financial results for the third quarter ended September 30, 2004, have been stated under IFRS and may differ from the results previously reported for this period under French Generally Accepted Accounting Principles (GAAP).

Operating Highlights: Q3 2005 versus Q3 2004

•	Total volume increased 33.7% to 499.4 million minutes
•	Genesys Meeting Center automated services volume increased 37.2% to 463.5 million minutes
•	Volume utilizing Multimedia Minute pricing increased 272.6% to 124.3 million minutes
•	Revenue[1] was up 8.4% to €36.1 million
•	Gross margin increased to 66.1% up from 58.8% in the third quarter of 2004
•	EBITDA[2] was €6.0 million compared to €4.0 million in the third quarter of 2004
•	Net income was €2.0 million compared to a net loss of €(1.1) million in the third quarter of 2004

“Our flagship service, Genesys Meeting Center, holds one of the highest organic volume growth rates in the industry and continues to gain market share,” stated François Legros, Chairman and Chief Executive Officer. “Overall, large enterprises around the world are turning more and more to multimedia collaboration services. Traditional users of stand-alone audio and web conferencing solutions are increasingly recognizing the benefits our multimedia collaboration tools and the value proposition of our Multimedia Minute. As such, Genesys is well positioned to lead an expected phase of mass end-user adoption of multimedia collaboration solutions.”

Third Quarter 2005 Operating Performance

In the third quarter of 2005, revenue1 was €36.1 million, up 8.4% compared with revenue of €33.3 million in the third quarter of 2004. In U.S. dollars, third quarter 2005 revenue was $44.0 million, up 8.2% compared to $40.7 million in the third quarter of 2004. On a sequential basis, Genesys Meeting Center volume and revenue were each down by approximately 2% due principally to seasonality. Revenue from Genesys Meeting Center services accounted for 76.1% of total revenue down sequentially from 77.4% in the second quarter of 2005 primarily as a result of greater than expected revenue from Genesys Event Services, the company’s premium managed service. Long-term, the company continues to expect revenue from Genesys Meeting Center services will account for approximately 80% of total revenue.

Gross margin for the third quarter of 2005 was 66.1% compared to 58.8% for the third quarter of 2004. Gross margin continues to meet the company’s target of greater than 60%. Overall, the company’s cost structure continues to benefit from improved economies of scale while allowing the company to manage the greater migration of existing customers to Multimedia Minute-based services. Gross profit increased by €4.3 million, or 21.9%, in the third quarter of 2005 up to €23.9 million.

Selling, general and administrative expenses were €20.2 million in the third quarter of 2005 up €1.5 million, or 8.2%, compared to €18.7 million in the third quarter of 2004. The increase is due to: the increase of sales personnel during the second quarter of 2005; the recent implementation of marketing programs designed to promote greater customer adoption of Multimedia Minute-priced services; and additional legal and advisory expenses that were incurred this quarter, particularly in connection with the previously described Genesys Iberia arbitration process.

Earnings before interest, taxes, depreciation and amortization (EBITDA2) and before stock-based compensation expenses was €6.0 million for the third quarter 2005, a 16.7% EBITDA margin compared to €4.0 million and 12.0%, respectively, for the third quarter of 2004. Stock-based compensation expenses, as reported under IFRS, were €306,000 and €302,000 for the third quarters of 2005 and 2004, respectively.

Net income was €2.0 million, or €0.11 per diluted share, for the third quarter of 2005 compared to a net loss of €(1.1) million or €(0.06) per share in the third quarter of 2004. Net income growth is primarily the result of improved income from operations. Earnings before interest and taxes (EBIT) increased to €2.9 million in the third quarter of 2005 from €0.1 million in the third quarter of 2004. Net income also benefited by nearly €0.6 million in deferred tax credits.

“Third quarter results reflect our ability to achieve positive net income while we increase growth initiatives in operational areas, such as sales and marketing, technology development and global expansion,” stated Michael Savage, Executive Vice President, and Chief Financial Officer. “The company expects to continue to reinvest in efforts to promote volume growth while managing through price competition.”

Liquidity

As of September 30, 2005, the company’s cash3 was €8.6 million after deducting bank overdrafts. On October 31, 2005, the company made semi-annual principal and interest payments under its existing senior credit facility. Additionally, on October 31, 2005, the company fully repaid the remaining principal due under its convertible bonds. Today, following the October repayments, the company’s cash and cash equivalents total more than €6.0 million.

“Our 2005 debt repayments represent important steps in the company’s ability to improve shareholder value,” followed Savage. “On an enterprise value basis the repayment of debt this year translates into a meaningful increase of equity value per share.”

Guidance

The following contains forward-looking guidance regarding Genesys Conferencing’s financial outlook and is based on expectations as of November 15, 2005. Actual results may differ materially and the company may not update any forward-looking statements made in this press release. Guidance continues to be based on a fixed rate of exchange of EUR 1.00 = USD 1.25.

The company noted the recent departure of one of its largest audio conferencing customers in connection with this customer’s merger with a company that utilizes an in-house audio conferencing solution. Revenue and volume from this customer is expected to decline significantly over the next few months. Overall, this customer is expected to account for approximately 5.5% of 2005 revenue.

The company however, projects that revenue for the full-year 2005 will continue to be within the range of its previously disclosed guidance of €140 to €145 million and EBITDA will be within the range of its previously disclosed guidance of €23 million to €26 million.

Conference Call and Webcast

Chairman and Chief Executive Officer François Legros and Executive Vice President/Chief Financial Officer Michael E. Savage will host a conference call on Tuesday, November 15, 2005, at 5:30 p.m. Central European Time or 11:30 a.m. Eastern Time to discuss third quarter 2005 financial results.

The conference call will be web cast live and may be accessed at www.genesys.com/investors

A replay of the call will be available at www.genesys.com/investors

_____________________________

(1)	Please refer to the paragraph “Impact of Exchange Rates” below for information regarding the calculation of U.S. dollar amounts.
(2)

See attached note to consolidated statements of operations for reconciliation of Operating Income and EBITDA. The company believes that EBITDA is a meaningful measure of performance, because it presents the company’s results of operations without the non-cash impact of depreciation and amortization. EBITDA is reported excluding stock-based compensation expense.

(3)	Cash includes cash and cash equivalents less bank overdrafts.

Financial Tables to Follow

Adoption of International Financial Reporting Standards

Effective January 1, 2005, the company, like many companies organized in France and other European countries, adopted the new International Financial Reporting Standards (IFRS) for reporting of its financial results.  The company previously reported under French GAAP.

Impact of Exchange Rates

The company serves large enterprises on a worldwide basis. As a result, the company has extensive international operations and, thus, significant exposure to exchange rate fluctuations, in particular those of the U.S. dollar. In 2003, the U.S. dollar declined significantly compared to the euro, and its value further fluctuated during 2004 and 2005. As a result, the comparability of the company’s revenues and results of operations expressed in euros was significantly impacted. The company prepares its consolidated financial statements in euros. In order to demonstrate the impact of the volatility of the U.S. dollar on its revenues from the third quarter of 2004 to the third quarter of 2005, the company has recalculated its revenues as if its functional currency had been the U.S. dollar rather than the euro. For this purpose, the company has used the average for each quarter of the daily euro/U.S. dollar exchange rate for the third quarters of 2004 and 2005, respectively, which are the rates it used for translation purposes in its consolidated income statement.

Forward-Looking Statements

This release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition. These statements appear in a number of places in this release and include statements concerning the parties' intent, belief or current expectations regarding future events and trends affecting the parties' financial condition or results of operations.

Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Some of these factors are described in the Form 20-F that was filed by Genesys with the Securities and Exchange Commission on May 2, 2005.

Although management of the parties believe that their expectations reflected in the forward-looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this release. Except to the extent required by law, the parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events.

About Genesys Conferencing

Genesys Conferencing is a leading provider of integrated Web, audio and video conferencing services to thousands of organizations worldwide, including more than 200 of the Fortune Global 500. The company’s services are designed to meet the full range of communication needs within the large enterprise, from collaborative team meetings to high-profile online events. The company’s flagship product, Genesys Meeting Center, provides a single-platform multimedia conferencing solution that is easy to use and available on demand. With offices in 24 countries across North America, Europe and Asia Pacific, the company offers an unmatched global presence and strong local support. Genesys Conferencing is publicly traded on Euronext in France (ISIN FR0004270270) and on the NASDAQ in the U.S. (GNSY). Additional information is available at www.genesys.com.

At Genesys Conferencing

Michael E. Savage	Marine Pouvreau
Executive Vice President, Chief Financial Officer	Investor Relations Manager
Phone: +1 703 736-7100	Phone: +1 703 733-2140
michael.savage@genesys.com	marine.pouvreau@genesys.com

GENESYS CONFERENCING
Consolidated Balance Sheets
(Unaudited, in thousands of euros, except share data)

	At December 31, 2004	At September 30, 2005

	(Unaudited)	(Unaudited)
	IFRS	IFRS

ASSETS
Fixed assets
Goodwill, net	€21,042	€21,043
Customer lists and technology	13,028	12,770
Other intangible assets, net	5,057	5,683
Tangible assets, net	17,098	16,753
Financial assets, net	1,215	1,876
Deferred tax assets	448	460
Investments in affiliated companies	212	269

Total non current assets	€58,100	€58,854
Current assets
Accounts receivable, less allowances (€ 2,100
and € 1,912 at December 31, 2004 and
September 30, 2005, respectively)	27,783	30,694
Prepaid expenses and other current assets	8,880	8,787
Income tax receivable	385	552
Marketable securities, short terms invest.	15	480
Cash at bank	8,550	9,907

Total current assets	45,613	50,420

TOTAL ASSETS	€103,713	€109,274

LIABILITIES AND SHAREHOLDERS' DEFICIT
Shareholders' deficit
Ordinary shares, nominal value of €1 per share
18,307,756 shares issued and outstanding at
December 31, 2004 and September 30, 2005	€18,308	€18,308
Common shares to be issued	139	139
Additional paid-in capital	185,080	185,080
Additional paid-in capital to be issued	3,852	3,840
Reserve for Stock-based compensation	1,433	2,353
Accumulated deficit	(167,510)	(227,324)
Net income (loss) for the period	(60,288)	4,393
Currency translation adjustments	6,715	1,469

Total shareholders' deficit	€(12,271)	€(11,742)
Provisions for risks and charges	940	1,035
Deferred tax liabilities	3,927	3,391
Long-term debt
Long-term portion of long term debt	-	68,865
Long-term portion of capitalized lease obligations	61	50

Total non current debt and other liabilities	€4,928	€73,341
Current liabilities
Long-term portion of long term debt classified as
short-term in compliance with IAS 1	64,713	-
Current portion of long-term debt	12,690	14,838
Bank overdrafts	2,173	1,823
Short-term portion of provision for risks and
charges	2,592	1,737
Accounts payable and accrued liabilities	13,840	12,293
Other taxes payable and deferred compensation	10,180	12,434
Income tax payable	2,966	1,885
Current portion of capitalized lease obligations	407	4
Other current liabilities	1,495	2,661

Total current liabilities	€111,056	€47,675

LIABILITIES AND SHAREHOLDERS' DEFICIT	€103,713	€109,274

     GENESYS CONFERENCING
Consolidated Statements of Operations
(Unaudited, in thousands of euros, except share data)

	Three months ended September 30,		Nine months ended September 30,

	IFRS	IFRS	IFRS	IFRS

	2004	2005	2004	2005

Revenue
Services	33,272	36,080	104,978	106,411
Products	24	29	226	66

	€ 33,296	€ 36,109	€ 105,204	€ 106,477
Cost of revenue
Services	13,714	12,222	40,717	36,962
Products	6	16	49	52

	€ 13,720	€ 12,238	€ 40,766	€ 37,014

Gross profit	€ 19,576	€ 23,871	€ 64,438	€ 69,463
Operating expenses
Research and development	1,000	632	3,128	1,962
Selling and marketing	9,045	10,351	28,108	30,006
General and administrative	8,210	9,261	27,236	25,684
Restructuring charge	457	-	2,546	292
Impairment of goodwill and other
intangibles	-	-	63,189	-
Amortization of intangibles	750	718	3,901	2,102

	€ 19,462	€ 20,962	€ 128,108	€ 60,046

Operating income (loss)	€ 114	€ 2,909	€ (63,670)	€ 9,418
Interest income	87	83	160	124
Interest expense	(1,246)	(1,746)	(4,021)	(5,123)
Other income (expense)	521	369	(349)	(233)
Equity in income of affiliated
companies	12	21	49	57
Income tax (expense) credit	(614)	346	5,156	149

Net income (loss)	€ (1,126)	€ 1,982	€ (62,675)	€ 4,392

Basic net income (loss) per share	€ (0.06)	€ 0.11	€ (3.40)	€ 0.24

Diluted net income (loss) per share	€ (0.06)	€ 0.11	€ (3.40)	€ 0.24

Number of outstanding shares used
in computing basic net income
(loss) per share	18,446,451	18,446,451	18,446,451	18,446,451

Number of outstanding shares used
in computing diluted net income
(loss) per share	18,446,451	18,567,897	18,446,451	18,567,897

     GENESYS CONFERENCING
Notes to the Consolidated Financial Statements
 (Unaudited, in thousands of euros)

	Three months ended September 30,		Nine months ended September 30,

	IFRS	IFRS	IFRS	IFRS

NOTE A- EBITDA calculation	2004	2005	2004	2005

Operating income (loss)	114	2,909	(63,670)	9,418
Impairment of goodwill and
intangible assets	-	-	63,189	-
Amortization of identifiable
intangible assets	750	718	3,901	2,102
Depreciation and provisions	2,835	2,088	8,348	6,466

EBITDA (2)	€ 3,699	€ 5,715	€ 11,768	€ 17,986

Stock-based compensation	302	306	1,074	920

EBITDA before stock-based
compensation	€ 4,001	€ 6,021	€ 12,842	€ 18,906

	Three months ended September 30,		Nine months ended September 30,

	IFRS	IFRS	IFRS	IFRS

NOTE B- DETAIL OF FINANCIAL
INCOME (EXPENSE), NET	2004	2005	2004	2005

Interest and other financial income	145	83	146	124
Foreign exchange gains	538	289	3,337	1,496

Total financial income	€ 683	€ 372	€ 3,483	€ 1,620
Interest and other financial
expenses	1,246	1,666	4,299	5,094
Foreign exchange losses	75	-	3,394	1,758

Total financial charges	€ 1,321	€ 1,666	€ 7,693	€ 6,852

Financial expense, net	€ (638)	€ (1,294)	€ (4,210)	€ (5,232)

	Three months ended September 30,		Nine months ended September 30,

	IFRS	IFRS	IFRS	IFRS

NOTE C – DETAIL OF INCOME
TAX EXPENSE	2004	2005	2004	2005

Deferred tax credit (expense)	397	571	7,665	629
Income tax credit (expense)	(1,013)	(225)	(2,509)	(480)

Total income tax credit
(expense)	€ (614)	€ 346	€ 5,156	€ 149

	At December 31,	At September 30,

NOTE D - DETAIL OF
ACCOUNTS RECEIVABLE, NET	IFRS	IFRS

	2004	2005

Billed portion of accounts
receivable, net	21,523	20,464
Un-billed portion of accounts
receivable, net	6,260	10,230

Total accounts receivable, net	€ 27,783	€ 30,694

US GAAP ANNEX

GENESYS SA

U.S. GAAP CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	December 31,	September 30,
	2004	2005
ASSETS		(Unaudited)
Current assets:
Cash and cash equivalents	€ 7,361	€ 9,979
Restricted cash	1,194	408
Billed accounts receivable, less allowances of €2,100 at December 31, 2004 and €1,912 at September 30, 2005	21,523	21,088
Un-billed accounts receivable	6,260	10,230
Prepaid expenses	1,622	2,264
Other current assets	4,310	5,514
Total current assets	42,270	49,483
Property and equipment, net	22,366	22,771
Goodwill, net	21,834	22,020
Customer lists and other intangibles, net	15,798	13,214
Investment in affiliated company	212	269
Deferred tax assets	448	460
Deferred financing costs, net	1,619	-
Other assets	1,565	2,038
Total assets	€ 106,112	€ 110,255
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Bank overdrafts	€ 2,173	€ 1,823
Accounts payable	9,488	8,456
Accrued liabilities	5,004	4,399
Accrued compensation	6,479	6,852
Taxes payable	6,667	7,468
Current portion of long-term debt	12,038	14,603
Current portion of capitalized lease obligations	187	4
Current portion of deferred tax liability	989	891
Current portion of other long-term liability	1,467	1,035
Other current liabilities	1,488	2,667
Total current liabilities	45,980	48,198
Long-term portion of long-term debt	64,713	69,110
Long-term portion of capitalized lease obligations	60	50
Long term portion of deferred tax liability	3,396	2,766
Other long-term liability	1,244	1,331
Shareholders’ equity (deficit):
Ordinary shares: €1.00 nominal value and 18,307,756 shares issued and outstanding at December 31, 2003 and September 30, 2004	18,308	18,308
Common shares to be issued: €1.00 nominal value and 65,067 shares at December 31, 2003 and September 30, 2004	65	65
Additional paid-in capital	197,129	197,129
Treasury shares: 22,131 shares at December 31, 2004 and September 30, 2005	(751)	(751)
Accumulated other comprehensive income	22,293	16,124
Accumulated deficit	(246,325)	(242,075)
Total shareholders’ deficit	(9,281)	(11,200)
Total liabilities and shareholders’ deficit	€ 106,112	€ 110,255

GENESYS SA

U.S. GAAP CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

(in thousands, except share data)

	Three months ended September 30,		Nine months ended September 30,
	2004	2005	2004	2005
Revenue:
Services	€ 33,271	€ 36,080	€ 104,978	106,411
Products	25	29	226	66
	33,296	36,109	105,204	106,477
Cost of revenue:
Services	13,708	12,223	40,767	37,048
Products	6	16	49	52
	13,714	12,239	40,816	37,100
Gross profit	19,582	23,870	64,388	69,377
Operating expenses:
Research and development	868	600	2,951	1,895
Selling and marketing	8,823	10,129	27,810	29,723
General and administrative	8,113	9,110	26,299	25,310
Restructuring charge	458	—	2,547	291
Impairment of goodwill and other intangibles	—	—	75,401	—
Amortization of intangibles	952	850	4,435	2,673
Total operating expenses	19,214	20,689	139,443	59,892
Operating income (loss)	368	3,181	(75,055)	9,485
Interest income	44	82	145	125
Interest expense	(749)	(3,094)	(3,319)	(5,556)
Foreign exchange gain (loss)	951	343	(894)	(263)
Other financial expense, net	(380)	533	(813)	152
Financial expense, net	(134)	(2,136)	(4,881)	(5,542)
Equity in income (loss) of affiliated company	12	21	49	57
Income (loss) before taxes	246	1,066	(79,887)	4,000
Income tax (expense) credit	(694)	7	5,826	251
Net income (loss)	€ (448)	€ 1,073	€ (74,061)	€ 4,251
Basic net income (loss) per share	€ (0.02)	€ 0.06	€ (4.03)	€ 0.23
Diluted net income (loss) per share	€ (0.02)	€ 0.06	€ (4.03)	€ 0.23
Number of shares used in computing basic net income (loss) per share	18,372,841	18,372,841	18,372,841	18,372,841
Number of shares used in computing diluted net income (loss) per share	18,372,841	18,372,841	18,372,841	18,372,841

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 15, 2004

GENESYS SA

By: /s/ François Legros

Name: François Legros

Title: Chairman and Chief Executive Officer